UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi remains in the DJSI

Oi is included in the New York Stock Exchange’s Dow Jones Sustainability Index for the 2nd consecutive year

Oi has been included in the portfolio of the New York Stock Exchange’s (“NYSE”) Dow Jones Sustainability Index (the “DJSI” or “Index”), which recognizes companies around the world with sustainability best practices, for the second consecutive year. This index is revised annually, based on questionnaires answered by companies and public information available in the companies’ annual reports and investor relations websites. Oi remains the only Brazilian telecommunications company to be listed in the Emerging Markets category of the Index.

Oi’s continued inclusion in the Index reflects its commitment to corporate governance and sustainability actions and strengthens the Company’s responsibility to improve its performance and results. The DJSI is one of the most important benchmarks for asset management institutions that rely on the Index when making investment decisions.

Oi has also been included in the São Paulo Stock Exchange’s (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA) Corporate Sustainability Index (ISE) since 2008, which demonstrates its commitment to social responsibility and the adoption of sustainable management practices. The Company has also been included in the BM&FBOVESPA’s Carbon Efficiency Index (ICO2) for the fourth consecutive year.

Rio de Janeiro, September 11, 2014

Oi S.A.

Bayard De Paoli Gontijo

Chief Finance Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name: Bayard De Paoli Gontijo Title: Chief Financial Officer